Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE

LS CABLE ANNOUNCES COMMENCEMENT OF

US$45.00 PER SHARE CASH TENDER OFFER FOR SUPERIOR ESSEX

SEOUL, KOREA, July 1, 2008 – LS Cable Ltd. today announced that LS Cable’s indirect subsidiary, Cyprus Acquisition Merger Sub, Inc., has commenced a tender offer for all the outstanding shares of common stock of Superior Essex Inc. (NASDAQ: SPSX) at a purchase price of US$45.00 per share in cash. The transaction implies a total equity value for Superior Essex of approximately US$900 million or a total enterprise value of about US$1.2 billion, including indebtedness.

The offering price represents a premium of approximately 50% over the year-to-date average closing price of Superior Essex common stock prior to June 11, 2008, the date LS Cable and Superior Essex signed and announced a definitive merger agreement for LS Cable to acquire Superior Essex. The combination will create a wire and cable industry leader with a strong product portfolio and capabilities in power cable, magnet wire, communications cable and copper rod.

The Board of Directors of Superior Essex has approved the merger agreement and determined that the transactions are fair to, and in the best interests of, Superior Essex stockholders. The Superior Essex Board recommends that stockholders tender their shares pursuant to the tender offer.

The tender offer is subject to the tender of a majority of the outstanding shares of Superior Essex, as well as the receipt of certain regulatory approvals and other customary conditions. The tender offer is not subject to a financing condition. The tender offer will expire at 5:00 PM (New York time) on July 30, 2008, unless extended.

As promptly as practicable following completion of the tender offer, subject to the conditions in the merger agreement, the parties will effect a second-step merger in which Superior Essex stockholders who did not tender their shares in the offer will receive the same cash price per share.

About LS Cable

LS Cable is a leading wire and cable manufacturer with headquarters located in Korea. LS Cable has 6,100 employees and more than 25 manufacturing sites located in 12 countries, with operations on three continents. LS Cable was founded in Korea in 1962 and it became a listed company on the Stock Market Division of Korea Exchange (formerly known as Korea Stock Exchange) in June 1977. LS Cable provides a wide range of power and communications cable solutions for the energy infrastructure, construction, automotive, railway, telecommunication and electronic industries. With high, medium and low voltage power cables, LS Cable meets its customers’ demands for cable and cable systems for power transmission and distribution in energy infrastructure and related industries.

LS Cable also serves the needs of customers for optical communication, which is the platform of broadband networks. LS Cable offers various optical cables and optical fibers of single and multi mode for LAN, access, long distance and metropolitan networks. LS Cable supplies coaxial cables, UTP cables and FTTH (Fiber to The Home) solutions for rapid and massive data transmission. For more information about LS Cable, please visit www.lscable.com.

As previously announced, on or about July 2, 2008, LS Cable is expected to effect an internal corporate structure change. LS Cable will change its name from “LS Cable Ltd.” to “LS Corp.” and transfer the assets and liabilities of its wire and cable business into a newly established wholly owned subsidiary to be named “LS Cable Ltd.”

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Superior Essex. LS Cable and Cyprus Merger Acquisition Sub, Inc. are today filing with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (including the Offer to Purchase and related form of Letter of Transmittal) setting forth in detail the terms of the tender offer, and Superior Essex is today filing with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer containing, among other things, a description of the Superior Essex Board’s recommendation that stockholders tender their shares.

The tender offer will be made solely by the Tender Offer Statement. The Tender Offer Statement and the Solicitation/Recommendation Statement will contain important information and should be read carefully by Superior Essex stockholders before making any decision with respect to the tender offer. The Offer to Purchase, Letter of Transmittal and Solicitation/Recommendation Statement (with certain exhibits omitted) will be mailed to stockholders of record and furnished to brokers, dealers, banks and trust companies for forwarding to their clients who are beneficial owners of Superior Essex shares. The Tender Offer Statement and the Solicitation/Recommendation Statement (in each case, with exhibits) will also be available for free at the SEC’s website at www.sec.gov, as will any amendments, when filed.

Forward-Looking Statements and Risk Factors

This press release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Superior Essex and certain of the plans and objectives of Superior Essex and LS Cable and their respective subsidiaries with respect to, among other things, the completion of the tender offer and the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the receipt of regulatory approvals, and there can be no assurances that those conditions will be satisfied and that the tender offer and merger will be completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors, including the risk factors detailed in Superior Essex’s filings with the SEC (including its Annual Report on Form 10-K for the year ended December 31, 2007, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008) that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements contained herein are made only as of the date hereof, and we do not undertake to update these statements to reflect subsequent events or developments, except as required by federal securities law including SEC rules.

Contacts:

For LS Cable:

Kekst and Company	LS Cable Ltd.
Kimberly Kriger or Victoria Weld	Dong Hee Keum
212-521-4800	+82-2-2189-9302
+82-2-2189-9597